

June 29, 2012

Via UPS Next Day Air
Ms. Eden Clark
President
Bold Energy Inc.
112 North Curry Street
Carson City, NV 89703

      Re: **Bold Energy Inc.**
              Form 10-K & Form 10-K/A for Fiscal Year Ended July 31, 2011
              Filed May 10, 2012 & June 12, 2012, respectively
              File No. 333-153385

Dear Ms. Clark:

We have reviewed your letter dated June 12, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 30, 2012.

Form 10-K/A for Fiscal Year Ended July 31, 2011

Exhibit 31.1

1. Your response to prior comment 4 indicates that you revised paragraph 4 to the certifications in Exhibit 31.1 to indicate that the certifying officer is also responsible for establishing and maintaining internal control over financial reporting, however, it appears that this change was not made. Paragraph 4 should state, if true, that your certifying officer is responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant. We refer you to Item 601(B)(31) of Regulation S-K. Please file an amended Form 10-K that includes a revised certification.

<u>General</u>

2.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief